United States securities and exchange commission logo





                              June 8, 2021

       Isobel Jones
       Chief Legal Officer
       Sovos Brands, Inc.
       168 Centennial Parkway, Suite 200
       Louisville, CO 80027

                                                        Re: Sovos Brands, Inc.
                                                            Amendment No. 1 to
Confidential Draft Registration Statement on Form S-1
                                                            Submitted May 27,
2021
                                                            CIK No. 0001856608

       Dear Ms. Jones:

             We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Confidential Draft Registration Statement on Form S-1 submitted May 27,
       2021

       Our amended and restated certificate of incorporation . . .,, page 45

   1. We note your revisions in response to prior comment 8. Please disclose whether your exclusive forum
provision applies to claims arising under the Exchange Act. Please revise to disclose whether
that provision applies to such claims. In that regard, we note that
                                                        Section 27 of the
Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or
liability created by the Exchange Act or the rules and regulations thereunder. If this
provision does not apply to actions arising under the Exchange Act, please also ensure that
the exclusive forum provision in the governing documents states this clearly, or tell
us how you will inform investors in future filings that the provision does not apply to any
actions arising under the Exchange Act.
 Isobel Jones
Sovos Brands, Inc.
June 8, 2021
Page 2
Use of Proceeds, page 48

2. We have reviewed your response to prior comment two. Given that you intend to use the net proceeds from this offering to repay borrowings outstanding under your Senior Credit
      Facilities, please address the need to present pro forma earnings (loss) per share. Please note that the denominator in computing pro forma earnings (loss) per share should include those common shares whose proceeds are being used to repay debt. Shares whose proceeds will be used for general corporate purposes should not be included in arriving at pro forma earnings (loss) per share. Please refer to SAB Topic 1:B(3).
       You may contact Jeff Gordon at (202) 551-3866 or Kevin Stertzel at (202) 551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.



                                                           Sincerely,
FirstName LastNameIsobel Jones
                                                           Division of
Corporation Finance
Comapany NameSovos Brands, Inc.
                                                           Office of
Manufacturing
June 8, 2021 Page 2
cc:       Alexander Lynch
FirstName LastName